NAAS TECHNOLOGY INC.

Newlink Center, Area G, Building 7, Huitong Times Square

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, 100024

People’s Republic of China

January 16, 2025

Mr. Robert Shapiro

Ms. Lyn Shenk

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NaaS Technology Inc. (the “Company”)
Form 20-F for Fiscal Year Ended December 31, 2023
File No. 001-38235

Dear Mr. Shapiro and Ms. Shenk,

This letter sets forth the Company’s responses to the comments contained in the letter dated December 11, 2024 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2023 filed with the Commission on May 9, 2024 (the “2023 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2023 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2023

Item 5. Operating and Financial Review and Prospects

Results of Operations

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues and Cost of Revenues, page 101

1.	Please revise to quantify factors to which changes are attributed. In addition, with regard to revenue discussions, please quantify the extent to which changes are attributable to changes in prices or to changes in the volume or amount of services being sold or to the introduction of new services. For energy services revenues, please quantify the impact of the acquisition of a majority stake in Sinopower Holdings in June 2023 and how the completion of the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project impacted your results. Refer to Item 5.A of Form 20-F. Please provide us with a copy of your intended, revised disclosure.

The Company acknowledges the Staff’s comment and respectfully proposes to revise the disclosures under “Item 5. Operating and Financial Review and Prospects” on page 101 of the 2023 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject being disclosed.

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

January 16, 2025

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Revenues

Total revenues increased from RMB92.8 million in 2022 to RMB320.1 million (US$45.1 million) in 2023.

Charging Services. Charging services revenues increased from RMB82.6 million in 2022 to RMB129.1 million (US$18.2 million) in 2023. The increase of RMB46.5 million in charging services revenues was primarily attributable to (i) the increase in number of orders transacted through our mobile connectivity solutions from 122.2 million in 2022 to 213.8 million in 2023, which has grown 75% year over year, and (ii) the increase in charging volume transacted through our mobile connectivity solutions which has grown 81% year-over-year. We offered incentives through platform (in the form of discounts and promotions) to end-users to boost the use of our network. The base incentives, being the amount of incentives paid to end-users up to the amount of commission fees we earned from charging stations on a transaction basis, were recorded as reduction to revenue and amounted to RMB323.8 million (US$45.6 million) in 2023.

Energy Solutions. Energy solutions revenues increased from RMB8.1 million in 2022 to RMB187.3 million (US$26.4 million) in 2023. The increase reflects our new strategic focus on the delivery of our energy solutions and was primarily driven by the initial phase of the Anji Green and Low-carbon Supply Chain Construction Project in Anji County, Zhejiang Province, which contributed revenue of RMB57.2 million, and our acquisition of a majority stake in Sinopower Holdings International Co. Limited in June 2023, which contributed revenue of RMB86.1 million since the acquisition. We may not be able to maintain a similar rate of growth, which is a risk often shared by companies with limited operating histories participating in rapidly evolving industries with intense competition. See “Risk Factors—Risks Related to Our Business and Industry—We face intense competition, including from a number of companies in China, and expect to face significant competition in the future.”

Cost of Charging Services, page 101

2.	Please disclose why the cost of charging services remained relatively constant with the prior year while the volume of charging services, net of incentives, increased significantly for the year ended December 31, 2023. Please provide us with a copy of your intended, revised disclosure.

The Company acknowledges the Staff’s comment and respectfully proposes to revise the disclosures under “Item 5. Operating and Financial Review and Prospects” on page 101 of the 2023 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject being disclosed.

Cost of revenues

Cost of Charging Services. Cost of charging services remained relatively unchanged at RMB84.2 million (US$11.9 million) in 2023 compared to RMB86.4 million in 2022, while charging services revenue increased 56% year over year, as the increase in charging volume was primarily driven by strategies to deploy incentives that were presented net of revenues. The other costs, namely technical service fees and direct labor costs of charging services are less sensitive to variation in charging volume.

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

January 16, 2025

Consolidated Statements of Cash Flows for the Years Ended December 31, 2023 and 2022, page F-12

3.	Please explain why you believe it is appropriate to disclose the components of cash used in operating activities in footnote 30(a) rather than on the face of your statements of cash flows. Refer to paragraph 10 of IAS 7.

The Company acknowledges the Staff’s comment and appreciates the opportunity to clarify its presentation of the components of cash used in operating activities in the Company’s financial statements. The Company respectfully submits its explanation of why the Company believed it was appropriate to present the reconciliation of net income to net cash flows from operating activities in footnote 30(a), as well as proposed changes to its disclosure going forward starting with the Form 20-F for the year ended December 31, 2024 (the “2024 Form-20F”).

Considerations of paragraph 10 of IAS 7

Paragraph 10 of IAS 7 requires entities to present cash flows classified by operating, investing, and financing activities on the face of the statement of cash flows. In compliance with this requirement, the Company has presented the aggregate amounts of cash flows from operating, investing, and financing activities on the face of the statement of cash flows.

The individual line items disclosed in note 30(a), which provide a reconciliation of net income to net cash flows from operating activities, do not represent actual cash flows. Instead, these represent adjustments for non-cash items (e.g., depreciation, amortization) and changes in working capital to convert net income to net cash flows from operating activities when using the indirect method of presenting cash flows. As such, we initially considered it appropriate to disclose these reconciling items in a footnote rather than on the face of the statement of cash flows.

Market Practice Among Other IFRS Reporting FPIs

The Company also noted that other Foreign Private Issuers (FPIs) that prepare their financial statements in accordance with IFRS, for example, Vodafone Group Public Limited Company, present their statements of cash flows using the indirect method and disclose the reconciliation of net income to net operating cash flows as a footnote rather than on the face of the statement of cash flows. Notwithstanding the fact that some FPIs have chosen to present the reconciling items of the face the statement of cash flows, the approach adopted by the Company is in line with common practice among a number of FPIs and reflects the fact that these reconciling items are considered supplemental disclosures rather than actual cash flows.

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

January 16, 2025

Public Accounting Guidance and Literature

During the process of preparing its financial statements, the Company considered the accounting guidance available in the public domain. For example, the PwC specimen accounts for IFRS financial statements illustrate the presentation of reconciling items between net income and net cash flows from operating activities in the notes to the financial statements, rather than on the face of the statement of cash flows. This further supported the Company’s belief that its presentation complied with IFRS requirements and aligned with generally accepted practices.

Proposed Change in Presentation Going Forward

The Company acknowledges the Staff’s comment and recognize that presenting the reconciliation of net income to net operating cash flows on the face of the statement of cash flows may enhance the quality and transparency of our disclosures. To address the Staff’s comment and ensure full compliance with paragraph 10 of IAS 7, the Company will revise cash flow presentation in future filings starting from the 2024 Form-20F to include the reconciling items used in the indirect method of determining cash flows from operating activities on the face of the statement of cash flows, rather than in a footnote.

Notes to the Consolidated Financial Statements

Note 2.4 Segment Reporting, page F-17

4.	You disclose that you do not segregate your business by product or service lines for the purpose of "internal reporting and management's operation review." Please tell us, and revise to disclose, the factors used to identify your reportable segments, including the basis of organization (for example, whether management has chosen to organize the company around differences in products and services, geographic areas, regulatory environments, or a combination of factors and whether operating segments have been aggregated). Please refer to IFRS 8.22(a). As part of your response, please also tell us how you identified your operating segments based on the criteria provided in IFRS 8.5 and provide us with a list of these operating segments. To the extent you have more than one operating segment, please tell us how you considered the aggregation criteria in IFRS 8.12. Please refer to IFRS 8.22(aa) and the quantitative thresholds in IFRS 8.13-19 in determining your reportable segments. Please be detailed in your response.

The Company acknowledges the Staff's comment and appreciate the opportunity to provide additional clarity regarding our segment reporting. Below, we provide our detailed response addressing the factors used to identify our reportable segments, the basis of our organization, and how we have applied the requirements of IFRS 8 in determining our operating and reportable segment.

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

January 16, 2025

Factors Used to Identify Reportable Segments (IFRS 8.22(a)):

The identification of the Company’s reportable segments is based on the requirements of IFRS 8. In accordance with IFRS 8.5, operating segments are defined as components of a group:

(a) That engage in business activities from which they may earn revenues and incur expenses (including intersegment revenues and expenses);

(b) Whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM) to make decisions about resource allocation and assess performance; and

(c) For which discrete financial information is available.

In the case of the Company and its subsidiaries (the “Group”), operations are managed on a consolidated basis. The Group does not segregate our business by product or service lines, geographic areas, or other organizational factors for internal reporting purposes. The Chief Executive Officer (CEO), who has been identified as the CODM, reviews the Group’s consolidated financial results when making decisions about allocating resources and assessing performance. There are no discrete financial results reviewed by the CEO for individual components of the Group.

Identification of Operating Segments (IFRS 8.5)

Based on the criteria outlined in IFRS 8.5, it is determined that Group constitutes a “single operating segment”. This determination is supported by the following factors:

- The Group’s operations are managed as an integrated business where business activities are driven by resource allocation and performance reviews conducted at the Group consolidated level.

- The CEO reviews financial information exclusively at the consolidated level, and there is no further disaggregation of financial performance by product lines, geographic areas, or other factors.

- Discrete financial information for individual components of the Group is not prepared or reviewed by the CODM.

Aggregation of Operating Segments (IFRS 8.12)

As discussed above, the Group has determined that it has only one operating segment. Therefore, the aggregation criteria under IFRS 8.12 are not applicable.

Quantitative Thresholds (IFRS 8.13-19)

Since the Group has identified only a single operating segment, the quantitative thresholds outlined in IFRS 8.13-19 are not applicable. The Group’s consolidated financial results represent the performance of the single reportable segment.

Division of Corporation Finance Office of Trade & Services

Securities and Exchange Commission

January 16, 2025

Basis of Organization and IFRS 8.22(a) Disclosure

The Group has chosen to organize its business as an integrated operation, rather than based on differences in products, services, geography, or regulatory environments. The key factors driving this organizational structure are:

- The Group's business activities are highly interrelated and operate under a unified strategic direction set by the CEO.

- There is an integrated business model where key resources integral to the Group’s business are used to support different products and services concurrently, and the Group’s performance is best understood and managed at a consolidated level.

The Company acknowledges the Staff’s comment and respectfully proposes to revise the disclosure in Note 2.4 Segment reporting in the Notes to the Consolidated Financial Statements for the year ended December 31, 2023 on page F-17 of the 2023 Form 20-F, to read as follows, subject to updates and adjustments to be made in connection with any material development of the subject being disclosed, to clarify that the Group has a single operating and reportable segment.

> “The Group’s operations are managed as a single, integrated business, and the Chief Executive Officer (CEO), identified as the Group’s Chief Operating Decision Maker (“CODM”), reviews consolidated financial results when making decisions about allocating resources and assessing performance. The Group’s business activities are highly interrelated and hence it does not segregate its business by product, service line, geography, or other factors for internal reporting purposes. Accordingly, the Group has identified a single operating and reportable segment in accordance with the requirements of IFRS 8 – Operating Segments.”

If you have any additional questions or comments regarding the 2023 Form 20-F, please contact the undersigned at +86 10 8551 1066 or the Company’s U.S. counsel, Richard Chang of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP at +86 10 5680 3969 or rchang@gunder.com.

Very truly yours,

/s/ Steven Sim
Steven Sim
Chief Financial Officer

cc: Richard Chang, Esq., Partner, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP